CAPITAL

SENIOR

LIVING

CORPORATION




June 29, 2005




Mr. Larry Spirgel
Assistant Director
Securities and Exchange Commission
Washington, D.C. 20549


         RE:      Capital Senior Living Corporation
                  Form 10-K for Fiscal Year Ended December 31, 2004 Filed March 10, 2005
                  Form 10-Q for Fiscal Quarter Ended March 31, 2005 Filed May 6, 2005
                  File No. 1-13445


Dear Mr. Spirgel,

     We are transmitting the following responses of Capital Senior Living Corporation (the "Company") to the comments of the Securities and Exchange Commission's (the "Commission") staff (the "Staff") as set forth in the letter of Larry Spirgel, Assistant Director, dated June 16, 2005 (the "Comment Letter"). We have enclosed for your reference a copy of the Comment Letter. The responses have been numbered and headings have been used to correspond to the comments as entitled and numbered in the Comment Letter. The page number references correspond to the page numbers in filings referenced above.

Form 10-K for the fiscal year ending December 31, 2004
------------------------------------------------------

     Item 9A. Controls and Procedures, page 46
     -----------------------------------------

1. We note your disclosure in Forms 10-K and 10-Q that your "Chief Executive Officer and Chief Financial Officer have concluded that the Company's disclosure controls and procedures are effective in recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act." Revise in future filings to clarify, if true, that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is



             14160 DALLAS PARKWAY * SUITE 300 * DALLAS, TEXAS 75254
          PHONE 972-770-5600 * FAX 972-770-5666 * www.capitalsenior.com accumulated and communicated to your management, including your Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure. See Rule 13a-15(e) of the Exchange Act. Alternatively, you may simply state, if correct, that your Chief Executive Officer and Chief Financial Officer concluded that your disclosure controls and procedures are effective.

     The Company will revise future filings, beginning with the Company's Form 10-Q for the quarterly period ending June 30, 2005, to clarify that the Company's disclosure controls and procedures are effective (if true). The Company plans to reword its disclosure as follows (if true):

          The Company's management, with the participation of the Company's Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), has evaluated the effectiveness of the Company's disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the period covered by this report. The Company's disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms. Disclosure controls and procedures are also designed to ensure that such information is accumulated and communicated to the Company's management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

          Based upon the controls evaluation, the Company's CEO and CFO have concluded that, as of the end of the period covered by this report, the Company's disclosure controls and procedures are effective.

     Consolidated Statement of Operations, page F-4
     ----------------------------------------------

2. Refer to your item depreciation and amortization. In future filings, revise to comply with SAB 11:B.

     The Company will revise future filings, beginning with the Company's Form 10-Q for the quarterly period ending June 30, 2005, to comply with the requirements of SAB 11:B. The Company will reword the Operating expenses line item as follows:

          Operating   expenses    (exclusive   of   depreciation   and
          amortization shown separately below)

     Notes to Consolidated  Financial Statements Stock Based Compensation,  page
     ---------------------------------------------------------------------------
F-12
----

3. We note that you are adopting SFAS 123(R) in the upcoming year but are unable to provide an estimate of the impact of implementing this guidance. Please tell us the facts and circumstances that lead you to be uncertain of an estimate. Also, please disclose an estimate of the options that have been granted and not yet vested.

     The Company is not able to predict, at this time, the future impact of FAS 123(R) because the impact of FAS 123(R) will depend on the levels of share-based payments granted in the future and the terms under which those share-based payments will be granted. In the Company's 10-K for the year ended December 31, 2004 and in the Company's 10-Q for the three months ended March 31, 2005, the Company disclosed in Footnote 2 under the caption "Stock-Based Compensation" that if the Company had adopted FAS 123(R) in prior periods, the impact of the standard would have approximated the impact of Statement 123. Statement 123 pro forma information, included in Footnote 2 of the notes to the consolidated financial statements, reflects fair value stock expense, net of tax of $0.7 million and $0.6 million for the year ended December 31, 2004 and for the three months ended March 31, 2004, respectively.

     The Company did not disclose in either the 10-K for the year ended December 31, 2004 or the 10-Q for the three months ended March 31, 2005 an estimate of adopting FAS 123(R) based on the share-based payments then outstanding. As of December 31, 2004 and as of March 31, 2005, the Company had unvested options outstanding of 282,226 and 110,750, respectively. Using the Black-Scholes model and based on the outstanding options as of December 31, 2004, the future impact of adopting the new standard would result in $0.8 million in compensation expense, net of tax benefits. Using the Black-Scholes model and based on the outstanding options as of March 31, 2005, the future impact of adopting the new standard would result in $0.2 million in compensation expense, net of tax benefits. The reduction in future compensation expense between the 10-K for fiscal 2004 and the 10-Q for the first quarter of 2005 primarily results from the decision of the Company's Compensation Committee of the Board of Directors to accelerate the vesting on certain options issued (originally scheduled to be fully vested by December 2005) to certain officers and employees of the Company. The Compensation Committee's decision to accelerate the vesting of these options was in response to the FASB's issuance of Statement 123(R). By accelerating the vesting of these options, the Company believes it will potentially result in the Company not being required to recognize any compensation expense related to these options.

     The Company will disclose the effect of FAS 123(R) on the share-based payments outstanding as of the end of the applicable period beginning with the Company's Form 10-Q for the quarterly period ending June 30, 2005.

     Acquisitions, page F-18
     -----------------------

4. It appears that you have concluded that certain of your investments in partnerships and joint ventures were not variable interest entities. Tell us in sufficient detail how you applied the guidance in FIN 46R to your investment in the BRE/CSL entities. In this regard, please discuss your evaluation of your equity interests, your management agreements and any debt guarantees.

     The Company is party to three joint ventures ("BRE/CSL") with an affiliate of Blackstone Real Estate Partners ("Blackstone"). BRE/CSL is owned 90% by Blackstone and 10% by the Company, and each party must contribute its prorata share of the costs of the joint venture. The Company accounts for these investments under the equity method of accounting. The Company recorded its initial investments at cost and adjusts its investments for its share of earnings and losses of BRE/CSL. In addition, the Company manages the six communities owned by BRE/CSL under long-term management contracts. The management contracts provide for a management fee of 5% of net revenue. These management contracts contain substantially the same terms, economic benefits and requirements as management contracts on communities that the Company manages for unrelated third-party owners.

     Each of the six communities owned by BRE/CSL is encumbered with mortgage debt. This debt is non-recourse and is secured by the real property of the community. With the exception of one community, the Company has not guaranteed any of the debt of these six communities. With regards to the one community, the Company did guarantee 25% or $1.9 million in debt related to the community in order to induce Bank One to allow the debt to be assumed by BRE/CSL. The Company concluded that its liability related to this debt was nominal based on the fact that the debt is secured by the real property of the community and that the community's cash flow is sufficient to meet its obligations.

     In  evaluating  the  requirements  of FIN 46R and  its  application  to the
Company's   investment  in  BRE/CSL,   the  Company   considered  the  following
information:

     o Investments in BRE/CSL by Blackstone (90%) and the Company (10%) are made on a prorata share based on the party's equity interest. This includes the costs of initial investment, capital expenditure requirements of the communities and any working capital if required.

     o BRE/CSL residual returns or losses are shared on a prorata basis based on the party's equity interest in BRE/CSL.

     o    Voting interest in BRE/CSL is based on each party's equity interest.

     o The debt that the Company guaranteed is secured by the real property of the community and the community's cash flow is sufficient to meet its obligations, resulting in the Company considering its liability relating to this guarantee as nominal.

     As a result of the foregoing, the Company concluded that it was not the primary beneficiary of BRE/CSL and, therefore, made the decision to account for its investment under the equity method of accounting.

Closing and General Statements
------------------------------

     The Company acknowledges that:

     o the Company is responsible for the adequacy and accuracy of the disclosure in filings;

     o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

     o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     The Company acknowledges the Commission's comments. These general comments have been noted and/or complied with to the extent applicable to future filings.

     Please do not hesitate to call the undersigned at (972) 770-5600 if you have any questions or comments regarding the foregoing or if we can be of service in facilitating your review of this filing.

                                       Sincerely,


                                       /s/ Ralph A. Beattie
                                       ---------------------------------------
                                       Ralph A. Beattie
                                       Executive Vice President
                                       Chief Financial Officer